NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Nina Gordon T: 305.373.9426 Nina.Gordon@nelsonmullins.com	2 South Biscayne Blvd. Miami, FL 33131 T: 305.373.9426 F: 305.373.9443 nelsonmullins.com

November 22, 2022

VIA ELECTRONIC MAIL ONLY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

CFFinance@sec.gov

Re:	SHF Holdings, Inc.
Registration Statement on Form S-1
Filed October 7, 2022
File No. 333-267796

On behalf of SHF Holdings, Inc. (the “Company”), we are hereby responding to the letter dated October 28, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 (SEC File No. 333-267796) filed on October 7, 2022 (the “Registration Statement”) and the preliminary prospectus contained therein (the “Preliminary Prospectus”). In response to the Comment Letter and to update certain information in the Registration Statement and the Preliminary Prospectus, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and an amended Preliminary Prospectus (the “Amended Preliminary Prospectus”) with the Commission today. Amendment No. 1 and the Amended Preliminary Prospectus reflect revisions to address the Staff’s comments, as indicated below, as well as other updates.

Capitalized terms used but not defined in this letter have the meanings as defined in Amendment No. 1 and the Amended Preliminary Prospectus.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price, if any. Lastly, please include appropriate risk factor disclosure.

RESPONSE: The Company has addressed your comment as it relates to the warrants purchased by the Company’s public stockholders and the shares of Series A Convertible Preferred Stock and warrants purchased by the PIPE Investors—and the shares of Class A Common Stock issuable upon exercise or conversion thereof—as the Company is only registering such securities under the Registration Statement and is not registering securities held by the Company’s sponsor or its other private securityholders. Please see the cover page and pages 8 and 20 of the Amended Preliminary Prospectus.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

November 22, 2022

2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

● You state on pages 9 and 31 that warrants will become exercisable for Class A Common Stock, which would increase the number of shares eligible for “future” resale in the public market and result in dilution to our stockholders. This statement should be updated given that this prospectus is facilitating those sales.

● You state on page 8 and in numerous risk factors the existence of various possibilities or implications “following the Business Combination” or related to the “post-combination company,” and on page 60 that SHF is focused on completing the contemplated business combination. These statements should be updated given that the business combination was completed.

● You state in the penultimate risk factor on page 21 that you “intend to seek to go effective on the registration statement of which this prospectus forms a part as soon as possible, but [you] will not be able to go effective on the registration statement of which this prospectus forms a part prior to April 21, 2022.” This risk factor should be updated given the passage of time.

Response: The Company has addressed your comment. Please see pages 7, 8, 9, 20, and 30 of the Amended Preliminary Prospectus, among others.

Cover Page

3. For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants and warrants overlying such shares.

Response: The Company has addressed your comment. Please see the cover page of the Amended Preliminary Prospectus.

4. Revise the cover page to disclose the exercise prices of the warrants compared to the market price of the underlying ordinary shares. We note the disclosure on the cover page and the risk factor section of the likelihood that warrant holders will not exercise their warrants because the warrants are out the money. Provide similar disclosure in the prospectus summary, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company has addressed your comment. Please see the cover page and pages 6, 20, and 34 of the Amended Preliminary Prospectus.

November 22, 2022

5. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company has addressed your comment. Please see the cover page of the Amended Preliminary Prospectus.

Risk Factors

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has addressed your comment. Please see page 20 of the Amended Preliminary Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has addressed your comment. Please see pages 57 and 58 of the Amended Preliminary Prospectus.

8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company has addressed your comment. Please see page 58 of the Amended Preliminary Prospectus.

Very truly yours,

/s/ Nina Gordon

Nina Gordon